

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

<u>Via E-mail</u>
Tracy Gardner
Chief Executive Officer
dELiA*s, Inc.
50 West 23rd Street
New York, NY 10010

   Re: dELiA*s, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed April 3, 2014
     File No. 000-51648

Dear Ms. Gardner:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Lisa M. Kohl for

        Mara L. Ransom
        Assistant Director

cc: William D. Freedman, Esq.
    Troutman Sanders LLP